UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
When It Changed Inc.

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 July 29, 2014

Physical address of issuer
26 Saint James Place, 3F, Brooklyn, NY 11205

Website of issuer
https://www.are.na

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
June 14, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$8,483.00	$6,433.00
Cash & Cash Equivalents	$5,964.00	$3,914.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$31,073.00	$28,219.00
Long-term Debt	$100,000.00	$0.00
Revenues/Sales	$17,344.00	$10,049.00
Cost of Goods Sold	$2,353.00	$1,970.00
Taxes Paid	$0.00	$0.00
Net Income	-$113,189.00	-$9,608.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 14, 2018

FORM C

Up to $1,070,000.00

When It Changed Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by When It Changed Inc., a Delaware corporation (the "Company," as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete and execute the Intermediary's subscription process. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.are.na no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 14, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED

TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ

materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://www.are.na

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of

the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

When It Changed Inc. (the "Company") is a Delaware Corporation, formed on July 29, 2014.

The Company is located at 26 Saint James Place, 3F, Brooklyn, NY 11205.

The Company's website is https://www.are.na.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Our Company provides a software platform to collect and share images, documents, texts, videos and links online. We offer both a free subscription tier and a paid subscription tier for additional organizational features.

The Offering

Minimum number of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000
Maximum number of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	June 14, 2018

Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks,

including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations and damage to our reputation, and cause a loss of confidence in our products, which could adversely affect our business/operating margins, revenues and competitive position.

The secure maintenance of this information is critical to our operations, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities.

Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Christopher Sherron (Designer), Daniel Pianetti (Treasurer), and Charles Broskoski (Director, Secretary, and Developer) of the Company. The Company has entered into employment agreements with Christopher Sherron, Daniel Pianetti, and Charles Broskoski although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Christopher Sherron, Daniel Pianetti, and Charles Broskoski or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Christopher Sherron, Daniel Pianetti, and Charles Broskoski in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Christopher Sherron, Daniel Pianetti, and Charles Broskoski die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting

and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 92.8% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers

will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Our Company provides a software platform to collect and share images, documents, texts, videos and links online. We offer both a free subscription tier and a paid subscription tier for additional organizational features.

Business Plan
The Company is committed to bringing the best user experience to its customers through its software and services to collaboratively collect, archive and manage online information. The Company is solving the problem of collecting and managing online information in a time of overwhelming amount of content, social media feeds that are optimized for ads and inflexible tools. The Company product combines the productivity of work tools with the collaboration element of social networks. The Company's business strategy leverages its unique ability to design and develop its own application software and user experience to provide its customers products

and solutions with innovative design and superior ease-of-use. The markets and industry segments in which we offer our products are highly competitive.

As part of its strategy, the Company continues to expand its customer base by relying on:

- Network effect: the more people follow each other's activity in the platform, the more they will rely on it and invite friends.
- Marketing and social media outreach.
- Search engine traffic optimization.
- Direct outreach and sales. The Company's business model is built around a Free tier and a Premium tier ($45/year or $5/month) for additional organizational features. Tiers for businesses and teams will be added in the future. The Company aims to a growing market of knowledge workers and students. College students include a base of approximately 20,000,000 in the U.S. and approximately 150,000,000 worldwide. Knowledge workers include a base of approximately 60,000,000 in the U.S. and approximately 230,000,000 worldwide.

History of the Business
The Company was founded on July 29, 2014 by Charles Broskoski, Daniel Pianetti, Christopher Sherron and Morgan Sutherland. The founders worked on the platform as a side-project while working full-time jobs until June 2017 when the first investment allowed them to dedicate their full time to Are.na and hire a Chief Technology Officer.

The Company's Products and/or Services

Product / Service	Description	Current Market
Web app	The web platform works on any major browser. On it users can sign up, collect, archive and share online content.	Creative individuals, educators, students, architects.
Mobile iOS app	The mobile app for iPhones is a streamlined version of the web app. On it users can sign up, collect, archive and share online content.	Creative individuals, educators, students, architects.

We are currently working on features targeted at businesses and teams using our platform to do research collaboratively. A custom pricing model for teams will be introduced as well.

Our online website, search engines and our social media accounts are the main source of traffic and customer acquisition.

Competition
The Company's primary competitors are Pinterest, Dropmark, Notion, and Tumblr.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of companies that offer services competitive with those we offer. We believe that the

principal competitive factors in the industries in which we compete include: the quality of the customer community; the ability to build the product around the customer and not rely on an advertisement model; reputation and client references; competitive pricing; and the quality of services and solutions.

Supply Chain and Customer Base
We don't rely on any major supplier besides standard online services such as servers. Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our customers are primarily creative individuals, designers, educators, students, architects, artists, and small businesses.

Intellectual Property
The Company does not currently have any trademarks or patents.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change.

Litigation
None

Other
The Company's principal address is 26 Saint James Place, 3F, Brooklyn, NY 11205

The Company has the following additional addresses: 219 36th Street, Unit 5 (c/o Camp David), Brooklyn, NY 11232

The Company only conducts business in New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$53,500

Campaign marketing expenses or related reimbursement	0.00%	$0	0.20%	$2,140
Estimated Attorney Fees	6.00%	$3,000	2.50%	$26,750
Estimated Accountant/Auditor Fees	6.00%	$3,000	0.30%	$3,210
General Marketing	3.00%	$1,500	1.00%	$10,700
Equipment Purchases	0.00%	$0	0.20%	$2,140
Future Wages	80.00%	$40,000	70.00%	$749,000
General Working Capital	0.00%	$0	10.80%	$115,560
Office rent	0.00%	$0	10.00%	$107,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if, for example, the cost of hiring talent fluctuates.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Charles Broskoski

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer (July 2014 - present)
Secretary (March 2015 - present)
Director (July 2014 - present)
Developer (July 2014 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and development at Are.na - Responsible for the company's operations, product development and fundraising - (May 2017 - Present)
Full-stack Engineer - Artsy - Leading a team of developers - (December 2014 - May 2017)

Education
BFA from Parsons School of Design (2005-2008), Valedictorian

Name
Daniel Pianetti

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Treasurer (July 2014 - present)
Product Development (July 2014 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Product Development at Are.na - Responsible for the product's strategy and business operations - (May 2017 - Present)
Partner/designer at web design agency No Plans - Co-managing the agency's operations and creative direction - (June 2012 - Present)

Education
Credited for 2.5 out of 3 years of Bachelor at ECAL (Lausanne, Switzerland 2010)

Name
Christopher Sherron

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Designer (July 2014 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Designer at Are.na - Responsible for the company's creative direction and design - (May 2017 - Present)
Musician / Disc Jockey, (January 2015 - May 2017)

Education
BFA Graphic Design at RISD (2009)

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Charles Broskoski

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer (July 2014 - present)
Secretary (March 2015 - present)
Director (July 2014 - present)
Developer (July 2014 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO and development at Are.na - (May 2017 - Present)
Full-stack Engineer - Artsy - (December 2014 - May 2017)

Education
BFA from Parsons School of Design (2005-2008), Valedictorian

Name
Daniel Pianetti

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Treasurer (July 2014 - present)
Product Development (July 2014 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Product Development at Are.na - (May 2017 - Present)
Partner/designer at web design agency No Plans (June 2012 - Present)

Education
Credited for 2.5 out of 3 years of Bachelor at ECAL (Lausanne, Switzerland 2010)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in New York and Pennsylvania.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Charles Broskoski	Freelance	July 1, 2017	
Daniel Pianetti	Freelance	July 1, 2017	
Christopher Sherron	Freelance	July 1, 2017	
Damon Zucconi	Freelance	May 1, 2017	
Christopher Barley	For equity	June 14, 2017	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,219,737
Voting Rights	One vote per share of Common Stock held.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Board of Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	Convertible Note
Amount outstanding	$100,00
Maturity Date	June 14, 2019
Interest Rate	6.0%
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Convertible Note will convert upon an equity financing greater than $2,000,000.

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Dependent on the qualified financing.

Type of security	Simple Agreement for Future Equity (SAFE)
Amount outstanding	$5,000
Maturity Date	N/A
Interest Rate	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE will convert into Safe Preferred Stock upon an equity financing greater than $1,000,000
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Dependent on the qualified financing.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	1	100,000	Wages	June 14, 2017	Rule 506(b)
Simple Agreement for Future Equity (SAFE)	1	5,000	Wages	October 7, 2017	Rule 506(b)

The Company does not have any debt outstanding.

Valuation
Based on the Offering price of the Securities, there is no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people. Those people are Charles Broskoski, Daniel Pianetti, Christopher Sherron, Christopher Barley, Morgan Sutherland.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Charles Broskoski	41.8%
Daniel Pianetti	27.0%
Christopher Sherron	24.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company expects to achieve profitability in the next 12 months by introducing a new paid subscription aimed at businesses and teams.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $25,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 14, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Intermediary's subscription process. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The Intermediary's subscription process is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.000010 per share, of which 4,219,737 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple

Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection

therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company

with an opinion of counsel stating that a registration statement is not necessary to affect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged any transactions or relationships that would give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Charles Broskoski
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Charles Broskoski
(Name)

Director
(Title)

03/12/2018
(Date)

_____
(Signature)

Daniel Pianetti
(Name)

Director
(Title)

03/12/2018
(Date)

_____
(Signature)

Christopher Sherron
(Name)

Director
(Title)

03/12/2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A
Financial Statements

WHEN IT CHANGED INC.

Unaudited Financial Statements for the Years Ended

December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 5, 2018

To: Board of Directors of When It Changed, Inc.
        Attn: Daniel Pianetti

Re: FYE 2017-2016 Financial Statement Review
        When It Changed, Inc.

We have reviewed the accompanying financial statements of When It Changed, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and cash flows for the calendar year periods ending December 31, 2017 and 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

WHEN IT CHANGED INC.
BALANCE SHEET
As of December 31, 2017 and 2016
(Unaudited)

ASSETS	2017	2016
Current Assets:		
Cash and cash equivalents	$ 5,964	$ 3,914
Prepaid	2,519	2,519
Total Current Assets	8,483	6,433
Property and equipment, net	0	0
TOTAL ASSETS	$ 8,483	$ 6,433
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 0	$ 0
Accrued interest on notes payable	2,404	0
Advances from founder	28,669	28,219
Total Current Liabilities	31,073	28,219
Convertible Note	100,000	0
TOTAL LIABILITIES	131,073	28,219
Stockholders' Equity:		
Common Stock $0.00001 par value, 10,000,000 shares authorized, 4,219,737 and 4,008,750 shares issued as of December 31, 2017 and 2016, respectively	42	40
Additional paid in capital	29,536	0
Additional paid in capital – SAFE (see Note 7)	5,000	0
Unearned compensation	(22,153)	0
Retained earnings	(135,015)	(21,826)
Total Stockholders' Equity	(122,590)	(21,786)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,483	$ 6,433

WHEN IT CHANGED INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2017 and 2016

		2017		2016
Revenues	$	17,344	$	10,049
Cost of revenues		2,353		1,970
Gross Profit (Loss)		14,991		8.079
Operating Expenses:				
General and administrative		106,316		5,202
Technology expenses		18,067		12,375
Sales and marketing		1,393		110
Total Operating Expenses		125,776		17,687
Operating Income (Loss)		(110,785)		(9,608)
Other Expense				
Interest expense		2,404		0
Total Other Expense		2,404		0
Net Loss	$	(113,189)	$	(9,608)

WHEN IT CHANGED INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2017 and 2016
(Unaudited)

	Common Stock (Shares)	Common Stock (Value)	Additional Paid in Capital	Additional Paid in Capital- SAFE	Unearned Compensation	Accumulated Deficit	Total Stockholders' Equity
0Balance as of December 31, 2015	4,008,750	$ 40	$ 0	$ 0	$ 0	$ (12,218)	$ (12,178)
Net Income (Loss)	0	0	0	0	0	(9,608)	(9,608)
Balance as of December 31, 2016	4,008,740	40	0	0	0	(21,826)	(21,786)
Issuance of restricted common stock	210,987	2	29,536	0	(29,538)	0	0
Share Based Compensation	0	0	0	0	7,385	0	7,385
Issuance of SAFE	0	0	0	5,000	0	0	5,000
Net Income (Loss)	0	0	0	0	0	(113,189)	(113,189)
Balance as of December 31, 2017	4,219,727	$ 42	$ 29,536	$ 5,000	$(22,153)	$(135,015)	$(122,590)


WHEN IT CHANGED INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2017 and 2016
(Unaudited)


	2017		2016	
Cash Flows From Operating Activities				
Net Loss	$	(113,189)	$	(9,608)
Add back:				
Share-based compensation		7,385		
Interest accrued to principal		2,404		0
Adjustments to reconcile net loss to net cash used in operating activities:				
Changes in operating assets and liabilities:				
(Increase) Decrease in prepaid		0		(2,519)
Net Cash Used In Operating Activities		(103,400)		(12,127)
Cash Flows From Investing Activities				
Purchase of property and equipment		0		0
Net Cash Used In Investing Activities		0		0
Cash Flows From Financing Activities				
Issuance of Convertible Notes		100,000		0
Issuance of SAFE		5,000		0
Advances from founder		450		13,289
Net Cash Provided By Financing Activities		105,450		13,289
Net Change In Cash and Cash Equivalents		2,050		1,162
Cash and Cash Equivalents at Beginning of Period		3,914		2,752
Cash and Cash Equivalents at End of Period	$	5,964	$	3,914
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	0	$	0
Cash paid for income taxes		0		0

WHEN IT CHANGED INC.
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2017 and 2016
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

When It Changed Inc. (which may be referred to as the "Company," "we," "us," or "our") is an online platform for managing links, images, texts, video files. Its social component gives the users the possibility to connect and give context to the information they collect. The Company's domain name is are.na.

Since Inception, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2017, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), capital contributions from the founder and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on July 29, 2014 in the State of Delaware. The Company is headquartered in Brooklyn, New York. The Company began operations in 2014.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 8 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had cash on hand totaling $5,964 and $3,914, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company

believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. Most of the revenue is recorded through on-line prepayments. Refunds are charged against revenue. As of December 31, 2017 and 2016, the Company did not have any outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company had no taxable income

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for each of the years ended December 31st through December 31, 2016. The Company has not yet filed its income tax return for the year ended December 31, 2017, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2017.

NOTE 4 – CONVERTIBLE NOTE

The Company has issued $100,000 of 6% convertible notes (the "Notes") due June 14, 2019. The Notes are unsecured. The Notes are due on June 14, 2019 with accrued interest if the Notes do not covert prior to June 14, 2019. The Company holds the unilateral right to extend the maturity date to June 14, 2020 upon written notice to the holder on or before the original maturity date of June 14, 2019.

The Notes are automatically convertible into common stock on the completion of one or more equity or debt offering totaling $2,000,000 or more ("Qualified Financing") or the Notes may be converted at any time prior to the original or extended maturity date at the Note-holders' option. Interest can be included in the conversion or the Company can elect to pay some or all of the interest in cash. The conversion price upon the completion of a Qualified Financing or an optional conversion by the Note-holder is equal to the principal and interest outstanding divided by a price per share calculated by taking a valuation cap of $1,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

As of December 31, 2017, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 5 – ADVANCES FROM RELATED PARTY

From time to time, the Company has received advances from one of its original founders. The amounts advanced to the Company totaled $28,669 and $28,219 as of December 31, 2017 and 2016, respectively. Amounts advanced are shown as "Advances from Founder" as a lability on the balance sheet.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 7 – STOCKHOLDERS' EQUITY

Issuance of Restricted Stock
During November 2017, the Company issued 210,987 shares of common stock to a collaborator as performance-based equity. The common shares vest over four years beginning in December 2017. In connection with the issuance of common stock, the Company recorded share based deferred compensation of $29,538. Compensation cost charged to operations for these awards was $7,385 for the year ended December 31, 2017. The Company reserves the right to repurchase the vested common stock upon an employee terminating employee with the Company at a price of the lesser of the current fair market value or $0.14 per share. The changes in the unvested shares during the year are as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Issued, nonvested at December 31, 2016	-	$ -
Shares granted and issued subject to vesting	210,987	0.14
Shares vested	52,747	0.14
Issued, nonvested at December 31, 2017	158,240	$ 0.14

Issuance of SAFE

In October 2017, the Company issued 5,000 units of Simple Agreement for Future Equity ("SAFE's") for $5,000. Upon the completion of an equity financing, the Company will issue either shares of standard preferred stock or shares of safe preferred stock. If the pre-money valuation is less than $1,000,000 the Company will issue standard preferred stock. If the pre-money valuation exceeds $1,000,000, the Company will issue Safe preferred stock. Standard preferred stock has the same rights as the stock offering in the equity financing. Safe preferred stock have the same rights except for the per share liquidation preference and the conversion price for the purposes of anti-dilution purposes will equal the safe price, and the basis for dividends will be based on the safe price.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss for the period from Inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 9), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9– SUBSEQUENT EVENTS

Anticipated Issuance of Note

During January 2018, the company received $25,000 from a prior investor. The Company is in the process of documenting and executing a note agreement in similar form to a prior note. The Company expects to complete this process within the next few months.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") SAFEs for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through March 5, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

Video Transcript of Are.na

Narrator (N): *We have access to more information than ever before—everywhere, all the time.*

- Person 1 - Walking down the street, tapping on phone
- Person 2 - Sitting on a bench, talking on the phone
- Person 3 - Typing on a keyboard at a desk
- Quicker intro (3 seconds)
- Faster pacing of sound, cuts

N: *But instead of getting smarter, we're overwhelmed with distractions.*

- Walking texter stops dead in their tracks, makes a slight 'wtf' gesture
- Person sitting on bench takes phone off ears, looks at screen /scratches head
- Keyboard typer stops typing briefly, then begins to type again
- Quicker cuts?
- Notification sound effects build

N: *Are.na is a visual platform for organizing information and building knowledge.*

- Type are.na into URL bar
- Visits user profile, scroll a bit

N: *It's a space where you can save any type of content you find online*

- Pasting a youtube link into add block
- Dragging images from desktop
- Dragging text into bookmarklet

N: *You can structure your ideas and thoughts in private,*

- 'New channel' dropdown - toggling private
- Creating a private channel from connect interface

N: *or discover new things together.*

- Person 1 and 3 sitting at a table on their laptops
- Searching and adding collaborators
- Mousing over to metadata connect and start typing a channel

N: *Research new interests, find inspiration, and share works in progress*

- Clear examples of above use cases (documents, mood board, design sketches?)

N: Discover new connections over time

- Reflection on Person 1's eyeglasses scanning a page
- Cycle/scroll through channels (show header and first row of blocks for each channel)

N: So you can make better sense of your world.

- Person 2 clicking a trackpad
- Arena on a laptop on the desk desk, shallow depth of field Person 2's hand moves off trackpad, picks up a pen and starts writing

N: All you have to do is connect.

- Cycle through blocks behind "connect" button, mouse clicks
- Are.na logo / URL

EXHIBIT C
Offering Page



Company Name	Are.na
Logo	
Headline	Build ideas together
Cover photo	



**Hero
Image**



Tags

**Pitch
text**

Deal highlights
- A visual organization tool designed to help you think and create
- No ads, no likes, no invasive recommendations
- 370% growth in paying members in 2017
- 102% growth in total registered users in 2017
- 60% growth in total registered users in Q1 2018
- Used by creatives at Apple, Calvin Klein, Nike, Tumblr, Dropbox, MoMA, Yale, MIT, Columbia, RISD + more
- On track to cover current burn rate in 2018

The Problem

The apps we use every day kill creative thinking.



Creative people and knowledge workers rely on a mix of social and productivity apps to come up with new ideas. But instead of helping, these tools actually make it harder to concentrate and create.

Productivity apps provide structure, but they let notifications, tasks, and information overload get in the way of creative thinking. Social media has valuable information, but it's noisy and distracting. Most networks are designed to hijack our attention and show us more ads — not to help us find what we need.

Creative thinkers need a tool and a space where they can organize their ideas and make new things together.

The Solution

A visual platform that helps you have ideas



Are.na is a knowledge sharing platform that combines the creative back-and-forth of social media with the focus of a productivity tool — stripping away distractions to let you focus on your ideas.


Add any kind of content to visual collections
Build and connect collections with collaborators
Save and remix anyone else's ideas

On Are.na, there are no ads, likes, or recommendations to get in your way. It's a more mindful space where you can work through any project over time.

The Product

"Creativity is just connecting things."

- Steve Jobs



Are.na lets you build simple, visual collections by adding links and files of any kind. It's the only platform designed to help you learn by connecting ideas with other people.

Mood boards	**Saved articles**	**Brainstorming**
Website wireframes	**Writing snippets**	**Design inspiration**
Notes to self	**Research data**	**Video playlists**

- Save and organize images, documents, video, quotes, links, and more.

- Arrange ideas visually in a distraction-free space

- Connect other users' content to your own collections

- Share collections privately or build public collections with everyone



How it works

1. Add anything to Are.na from your phone, browser, or desktop. Content is

organized in simple collections called channels.


Are.na / Regina Barclay (+3) / Space

2. Save other users' discoveries to your own channels. Explore related topics by following connections between channels.


Dance Clubs / Robert John...
Fri 06.03
People Like Us:
Guti (live), Nastia,
Benny Rodrigues |
12 EUR | 24:00 –
open end
Sat 07.03
Lifesaver

3. Build channels together with collaborators. The entire Are.na community is your knowledge base.



Traction

60% growth in 2018 to date



Are.na is quickly building a base of loyal members who want to spend their time online more mindfully and more effectively. The Are.na community now has **40,000 total members**, and we've grown by nearly two thirds in 2018 to date.

Active users invite an average of three other people to join.

25,000+
**New collections created
In Q1 2018**

410,000+
**Pieces of content added
in Q1 2018**

Quarterly connections made on Are.na:



We measure usage by the number of connections our members make. A connection is any new piece of content a user adds to the platform or links from one channel to another.

Invest in Are.na

What people are saying



"Are.na is one of those rare social-ish networks that puts ideas, calmness, and thoughfulness ahead of everything else."

- Willa Köerner / Creative Content Director, Kickstarter



"[Are.na]'s whole vibe makes you want to be smarter, dig deeper, participate in collective knowledge."

- Ben Pieratt / Founder, Svpply



"A very intuitive way to organize thoughts, ideas, and research. Also, the community right now is unmatched by any other network."

- Amardeep S. / Creative Director, RADEN



"Today, as paranoia about algorithms, data, and digital privacy rises amongst users of major social networking sites, Are.na might stand a chance with the rest of the world"

- Katherine Schwab, Fast Company



"Are.na is building a network of content, ideas, and the people that have them. By removing ads and ego-stroking 'likes,' Are.na frees up space for creativity."

- Alexa Gotthardt, Artsy Magazine



"The founding of their site was based upon a genuine desire for an online organizational system fueled by the merit of true creative research, as opposed to visual satisfaction or the amount of likes you receive on a post."

- Core77



"[Are.na] provides an opportunity to self-organise your own digital life, to think a little about what or why you're storing and sharing."

- James Taylor-Foster, ArchDaily

Business Model

Are.na already has a sustainable revenue stream

Are.na relies on a freemium membership model. Free accounts are limited to 100 private pieces of content. More privacy for professional projects requires an upgrade:

Are.na Premium ($5 / month or $45 / year):

- Unlimited private content

- Access to personalized support
- Hide from search engines

Over 6% of active users currently pay for Premium, translating to $10,000 of revenue in Q1 2018. Premium memberships already more than cover the cost of all site infrastructure.

Growth in Premium memberships is on track to generate over $40,000 in Q4 2018. We project that revenue will grow to cover all current expenses and salaries by Q4 2018. A new business product launching in Q2 2018 will help us get there.

$10,000
Revenue
Q1 2018

42%
Growth in paying
customers Q1 2018

Revenue has been consistently proportional to the number of active users as we grow. This allows us to make a linear projection:



Market

Uniquely suited to serve today's knowledge workers



A growing cohort of freelancers needs more effective ideation tools and wants more genuine interactions online. These are creative thinkers who require a lightweight tool for personal knowledge management.

43%
of U.S. workforce will be freelance by 2030

85%
of members use Are.na for both work and leisure

Are.na is the only social network that connects you to other people without taking over your life. Engagement on Are.na means connecting information, not mindlessly "liking." Are.na members spend 10 minutes per session on the platform — compared to 9.6 minutes for Reddit, 5.8 for Tumblr, 5 for Facebook, and 3 for Twitter according to Statista.

Total addressable market

15 million workers at the core of the U.S. "creative class" are our beta audience, and unlocking that group means we can address a global market of 230 million knowledge workers who don't have the ideation tools they need.



Creatives	Students	Knowledge Workers
15 million	35 million	230 million
1% paid	1% paid	1% paid
$675k revenue	$15.8m revenue	$103.5m revenue

Used by professionals at:















BURBERRY Dropbox

MoMA THE MET CALVIN KLEIN GENIUS

Used by students and educators at:















Yale MIT Pratt HARVARD UNIVERSITY

CalArts THE NEW SCHOOL COLUMBIA UNIVERSITY IN THE CITY OF NEW YORK RISD



	✳✳	Pinterest	Tumblr	Evernote	Instagram	Notion
Community	●	●	●		●	
Any content	●			●		
Ad-free	●			●		●
Exportable	●		●	●		●
Public API	●					
Use for work	●	●		●		●
Use for play	●	●	●	●	●	
Open source	●					
Collaborative	●	●		●		●
Distraction-free	●			●		●

What's next

Team ideation tools for effortless knowledge sharing

Free
- Add, manage, organize, and connect content on the web and iOS, public or private
- Follow, invite, and collaborate with other users

Premium

$5 / month
$45 / year
- Unlimited Private Blocks
- Hide from search engines
- VIP feature access

Teams (Q2 2018)

Pricing coming soon
- Build and manage custom groups
- Work as a team in private or publicly

Are.na is launching a team product in Q2 2018 for small businesses and enterprise clients. Think Slack for your team's ideas.

Business pricing and support will likely generate immediate revenue from those teams and facilitate sales to larger clients. There's a built-in demand for team features among our members: 200+ accounts already use Are.na with other members of an organization.

Product roadmap:

Q1 / Q2 2018	• Teams product
	• Privacy enhancements
	• Bulk organization
	• Android app release
Q3 / Q4 2018	• UX/UI improvements
	• Bookmarklet update
	• Faster image processing
	• Save and archive websites

Mission

Are.na's mission is to build a member-supported community for shared knowledge, collaborative thinking, and lifelong learning.

As a mission-driven business, we're choosing to crowdfund Are.na's future so that we can grow in a way that lines up with our values. We won't accept investments that will force us to compromise on our core beliefs, and we will never abuse the trust of our members by selling ads or personal data.

We believe that our members and like-minded people should be stakeholders in Are.na's future. Equity crowdfunding will allow us to scale at a sustainable pace while making an ownership stake available to anyone who shares our vision.

Founders

Led by artists, designers, and creative entrepreneurs



Charles Broskoski
Co-founder and CEO

Charles is a full-stack engineer with 10+ years of experience, most recently as the lead software engineer at **Artsy**. Previously he was a practicing artist in New York City.



Chris Barley
Co-founder and Marketing Lead

Chris is the founder of **Consortia**, a design and strategy office in NYC, where he has led projects for **Audi**, **Microsoft**, **LVMH**, **Harvard University** and **Columbia University**.



Daniel Pianetti
Co-founder and Product Lead

Daniel worked as an art director before joining Are.na. He is a partner at **No Plans**, a web design studio with clients including **Sotheby's**, **Leonardo DiCaprio Foundation**, and **Central Saint Martins**.



Chris Sherron
Co-founder and Design Lead

Chris is a designer, animator, and co-founder of **K-Hole**, the trend forecasting group that coined 'normcore.' He previously worked at global branding agency **Wolff Olins** helping brands like **Google** and **Univision**.



Damon Zucconi
Co-founder and CTO

Damon is a full-stack engineer with over 10 years of experience developing for the web. Prior to joining Are.na, Damon was a full-stack engineer at **Artsy**.

Invest in a better Internet

We're building a new kind of platform for a more curious and collaborative Internet. Invest now and own a part of Are.na.

Invest in Are.na

Team				
	Daniel Pianetti	Product	Daniel worked as an art director before joining Are.na. He is a partner at No Plans, a web design studio with clients including Sotheby's, Leonardo DiCaprio Foundation, and Central Saint Martins.	
	Chris Sherron	Design	Chris is a designer, animator, and co-founder of K-Hole, the trend forecasting group that invented 'normcore.' He previously worked at global branding agency Wolff Olins helping brands like Google and Univision.	
	Charles Broskoski	CEO	Charles is a full-stack engineer with 10+ years of experience, most recently as a lead engineer at Artsy. Previously he was a practicing artist in New York City.	
	Chris Barley	CMO	Chris is the founder of Consortia, a design and strategy office in NYC, where he has led projects for Audi, Microsoft, LVMH, Harvard University and Columbia University.	
	Damon Zucconi	CTO	Damon is a full-stack engineer with over 10 years of experience developing for the web. Prior to joining Are.na, Damon was a full-stack engineer at Artsy.	

Perks	
$100	1 year of Are.na Premium membership. An "Investor" badge on your Are.na profile.
$250	All of the above, plus an embroidered Are.na hat.
$500	All of the above, plus a lifetime Are.na Premium membership.
$1,000	All of the above, plus a high-quality embroidered Are.na sweatshirt.
$2,500	All of the above, plus a special Are.na canvas "banker bag."
$5,000	All of the above, plus an invitation to remote investor meetings with the Are.na team.
$10,000	All of the above, plus a chance to have dinner with the Are.na founders in New York City

(transportation not included)

$25,000	All of the above, plus a custom research report compiled using Are.na on a trend or topic of your choice.

FAQ

Who will be Are.na's next hires?	Are.na's next hires will be a full-time developer, a business development and sales coordinator, and another designer. We're conscious that Are.na is currently an all-male and primarily white team. As we build a community that represents a wide range of identities and perspectives, growing into a more diverse company is our first priority.
Are.na has been around for a long time. What's the story?	We built Are.na as a passion project in 2011 and maintained it as a small community for several years. Thanks to a small investment, we started working on Are.na as a full-time business in June 2017. Are.na's pace of growth and product development reflects our level of engagement as a team: slow and steady expansion until last summer, exponential growth once it became a full-time endeavor.
How will Are.na compete with mainstream productivity and bookmarking apps?	Are.na addresses a more fundamental need than any task management or file organization tool. It doesn't just neaten your digital life. As an environment for visual ideation and collaborative knowledge management, Are.na helps people actually learn, think, and create.
Who are Are.na's paying customers and what do they do with it?	Are.na Premium members are primarily designers, developers, artists, students, and entrepreneurs. They use Are.na to conduct professional research, manage ideas and content, collaborate with teams, keep track of cultural trends, and connect with the community for leisure. 74% of Premium members use Are.na daily and over half use it to collaborate with others.
What if Are.na goes the way of Delicio.us?	It's understandable to worry about the future of a member-supported tool. But Are.na has already existed for seven years and we strive to build our company to exist for the long-term. Today it has enough paying members to ensure its stability and cover infrastructure costs long into the future. Unlike at any time in the past, more and more people are looking for the kind of refuge from predatory tech that Are.na provides.
Why aren't you releasing a token or doing an ICO?	An exchange token for Are.na's ecosystem could work, but we're committed to building a high quality product and a genuine community rather than a speculative marketplace. Our current focus is entirely on making the platform better for collaboration, so having an ICO wouldn't be a serious option.
How will investors be compensated?	Our intention is to start distributing dividends to shareholders once the company becomes profitable.

What's the best way to learn more about Are.na?

We encourage you to sign up, make a few channels, and start connecting things to get the hang of it. For more detailed information, check out our full FAQs.